Exhibit 6

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Notes 1(n)(i) – Variable Interest Entities; 1(n)(ii) – Investments in Hotel Partnerships & Corporations; and 1(n)(iii) –Diluted Earnings (Loss) Per Share - to the Corporation's consolidated financial statements as at December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005 which are contained herein. Our report to the shareholders dated March 8, 2006, which is contained herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 8, 2006